   As filed with the Securities and Exchange Commission on December 3, 1998

                                                  Registration No. 333-57601


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       ----------------------------------

                              AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933

                       ----------------------------------

                          SURETY CAPITAL CORPORATION
            (Exact name of Registrant as specified in its charter)

           Delaware                                      75-2065607
-------------------------------                    ----------------------
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                    Identification Number)


                                                   Bobby W. Hackler
   1845 Precinct Line Road                      1845 Precinct Line Road
         Suite 100                                     Suite 100
     Hurst, Texas  76054                          Hurst, Texas  76054
        817-498-2749                                 817-498-2749
-------------------------------               -------------------------------
 (Address, including zip code,                  (Name, address, including
and telephone number, including               zip code, and telephone number,
  area code, of Registrant's                     including area code, of
 principal executive offices)                       agent for service)

                    ----------------------------------
                                  Copy to:
                            Margaret E. Holland
                          Tracy & Holland, L.L.P.
                    306 West Seventh Street, Suite 500
                       Fort Worth, Texas  76102-4982
                                817-335-1050
                    ----------------------------------



Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PAGE

The information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PAGE

PROSPECTUS

                            SUBJECT TO COMPLETION
                            DATED DECEMBER 3, 1998

                                $4,350,000
                          SURETY CAPITAL CORPORATION
                  9% CONVERTIBLE SUBORDINATED NOTES DUE 2008

	This Prospectus relates to the 9% Convertible Subordinated Notes due 2008 (the "Notes") of Surety Capital Corporation (the "Company") sold by the Company under the Securities Act of 1933, as amended (the "Securities Act"), and the shares of the Company's common stock, $0.01 par value (the "Common Stock"), issuable upon conversion of the Notes. The Notes registered hereby were issued and sold on March 31, 1998
(the "Original Offering") in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the Company to be "accredited investors" (as defined in Rule 501(a) under Regulation D of the Securities Act) (the "Selling Securityholders"). The proceeds from the Original Offering were used in part to finance the acquisition of TexStar National Bank, Universal City, Texas ("TexStar"), by the Company through the merger of TexStar with Surety Bank, National Association, Hurst, Texas, the wholly-owned bank subsidiary of the Company (the "Bank"). The Notes and the Common Stock issuable upon conversion thereof may be offered and sold from time to time by the Selling Securityholders named herein pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission (the "Commission") pursuant to the note purchase agreements dated as of March 31, 1998 (the "Note Purchase Agreements") between the Company and each of the Selling Securityholders entered into in connection with the Original Offering.

	The Notes are convertible into shares of Common Stock at any time after issuance and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $6.00 per share (equivalent to a conversion rate of 166.6667 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. On November 25, 1998, the closing price of the Common Stock, which is quoted on the American Stock Exchange under the symbol "SRY," was $2.375 per share.

	The Notes and the Common Stock issuable upon conversion of the Notes may be sold by the Selling Securityholders from time to time directly to purchasers or through agents, underwriters or dealers on terms to be determined at the time of sale. See "Selling Securityholders" and "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Notes and the Common Stock issuable upon conversion of the Notes and the agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement").

	The Selling Securityholders will receive all of the net proceeds from the sale of the Notes and the Common Stock issuable upon conversion of the Notes and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Notes and the Common Stock issuable upon conversion of the Notes. The Company is responsible for payment of all expenses incident to the registration under applicable Federal and state securities laws, and the offer and sale, of the Notes and the Common Stock issuable upon conversion of the Notes.

	The Selling Securityholders and any broker-dealers, agents or underwriters which participate in the distribution of the Notes and the Common Stock issuable upon conversion of the Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Notes and the Common Stock issuable upon conversion of the Notes purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

	NO PERSON, OR PERSONS ACTING TOGETHER, MAY ACQUIRE IN THE AGGREGATE 10% OR MORE OF THE COMPANY'S COMMON STOCK, OR NOTES CONVERTIBLE INTO 10% OR MORE OF THE COMPANY'S COMMON STOCK, OR A COMBINATION THEREOF, WITHOUT FIRST COMPLYING WITH THE PRIOR NOTICE REQUIREMENTS OF THE BANK CHANGE OF CONTROL ACT.

	PROSPECTIVE INVESTORS SHOULD CONSIDER AND REVIEW THE INFORMATION UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 9 PRIOR TO AN
INVESTMENT IN THE NOTES AND THE COMMON STOCK ISSUABLE UPON CONVERSION
OF THE NOTES OFFERED HEREBY.

	THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             -------------------

           THE DATE OF THIS PROSPECTUS IS _____________, 1998

PAGE

                           AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. The Company's periodic reports, proxy and information statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the Commission's regional offices located at Seven World Trade Center,
13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained upon the payment of prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a site on the World Wide Web that contains reports, proxy statements and other information filed electronically by issuers with the Commission, which site can be accessed at http://www.sec.gov.

	The Company's common stock is traded on the American Stock Exchange ("AMEX") and copies of the Company's periodic reports, proxy and information statements and other information is also available for inspection at the AMEX at 86 Trinity Place, Fifth Floor Library, New York, NY 10006. The telephone number at the AMEX is 212-306-1290.

	The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Notes and the Common Stock issuable upon conversion of the Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company, the Notes and the Common Stock issuable upon conversion of the Notes, reference is hereby made to such Registration Statement and exhibits. Statements contained herein concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents which have been filed with the Commission are incorporated herein by reference:

        (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

	(b)	Proxy Statement for the Annual Meeting of Stockholders held
                on May 21, 1998;

	(c)	Quarterly Report on Form 10-Q for the quarter ended March 31,
                1998;

	(d)	Quarterly Report on Form 10-Q for the quarter ended June 30,
                1998;

	(e)	Quarterly Report on Form 10-Q for the quarter ended September
                30, 1998;

	(f)	Current Report on Form 8-K dated February 4, 1998;

	(g)	Current Report on Form 8-K dated April 1, 1998, as amended by
                Current Report on Form 8-K/A (Amendment No. 1) filed May 19, 1998, as further amended by Current Report on Form 8-K/A (Amendment No. 2) filed May 20, 1998, and as further amended by Current Report on Form 8-K/A (Amendment No. 3) filed October 6, 1998;

                                     -2-
PAGE

	(h)	Current Report on Form 8-K dated May 21, 1998;

	(i)	Current Report on Form 8-K dated July 13, 1998;

	(j)	Current Report on Form 8-K dated October 16, 1998, as amended by Current Report on Form 8-K/A (Amendment No. 1) filed November 18, 1998;

	(k)	Current Report on Form 8-K dated November 19, 1998; and

	(l)	The description of the Common Stock contained in the
                Company's Registration Statements on Form 8-A12B/A (Amendment No. 1) and Form 8-A12G/A (Amendment No. 1) filed June 17, 1998.

	All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed supplement to this Prospectus, or in any document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	The Company will furnish without charge to each person to whom this Prospectus has been delivered, upon written or oral request, a copy of any or all documents incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or oral requests for such copies should be directed to Mr. B. J. Curley, Surety Capital Corporation, 1845
Precinct Line Road, Suite 100, Hurst, Texas 76054 (telephone: 817-498-
2749).

                  NOTE REGARDING FORWARD-LOOKING STATEMENTS

	In this Prospectus, all statements other than statements of historical fact regarding the Company's financial condition, results of operation, business strategy and future acquisitions or operations are "forward-looking statements"within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Prospectus, words such as "believes," "anticipates," "intends," "expects," "should," and words of similar import identify a forward-looking statement. Such forward-looking statements may involve numerous assumptions about known and unknown trends, risks and uncertainties, including economic conditions, actions taken by the Federal Reserve Board and the Office of the Comptroller of the Currency; other legislative and regulatory actions and reforms; as well as other factors, all of which may change over time and may ultimately prove to be inaccurate. Certain of these factors are discussed in more detail elsewhere in this Prospectus and in the Company's reports and filings with the Commission incorporated by reference herein, including without limitation under "Risk Factors" in this Prospectus and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1. Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. These other factors include the Company's ability to successfully use excess liquidity following the acquisition of TexStar, to continue to make future acquisitions, to collect charged-off and provisioned for insurance premium financing loans and medical claims factoring receivables, and to comply with the requirements of the Formal Agreement (as discussed in more detail elsewhere in this Prospectus). Actual results may differ materially from any future results expressed or implied by such forward-looking statements. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update or to publicly revise any of the forward-looking statements contained herein to reflect future events or developments.

                                     -3-
PAGE

                                   SUMMARY

	The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included herein and incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Company" means Surety Capital Corporation and its subsidiary Bank, and a description of activities conducted by the Company includes activities conducted by the Bank.

                                 The Company

	General. Surety Capital Corporation (the "Company") is a bank holding company with its principal executive offices located at 1845 Precinct Line Road, Suite 100, Hurst, Texas 76054 and its telephone number is 817-498-2749. The Company, which is a Delaware corporation, owns all of the outstanding shares of Surety Bank, National Association (the "Bank"). The Company conducts substantially all of its activities through the Bank. The Company currently operates nine full-service banking offices in the Texas communities of Converse, Hurst, Midlothian, New Braunfels, San Antonio, Schertz, Universal City, Waxahachie and Whitesboro. At October 30, 1998, the Company had $179 million in total assets, $157 million in total deposits and $16 million in stockholders' equity, and the Bank was "well-capitalized" under Federal regulatory capital adequacy guidelines.

	Insurance Premium Financing. The Company distinguishes itself from other community banking organizations by balancing its traditional community bank lending with its specialized lending niche of insurance premium financing. The Company funds this specialized lending activity by using relatively low cost core retail deposits from its network of community banking offices which gives the Company a pricing advantage over non-bank competitors for its loan products.

	Insurance premium finance ("IPF") lending involves the lending of funds to companies and individuals for the purpose of financing their purchase of property and casualty insurance. The Company markets this product through over 5,000 independent insurance agents and maintains a loan portfolio consisting of insurance policies underwritten by nearly 600 insurance companies. At September 30, 1998, the Company reported total gross IPF loans of $33.5 million (approximately 27% of gross loans), as compared to the December 31, 1997 total balance of $40.4 million in IPF loans (40% of gross loans). The loans are relatively short term, generally with maturities of eight to nine months. The down payment and monthly installments on each loan are calculated such that in most cases the equity or value of the unearned premium in the policy exceeds the net balance due on the loan. If the borrower does not make the loan payments on time, the Company has the right, after notice to the borrower, to cancel the insurance policy and to receive the entire amount of the unearned premium from the insurance company writing the insurance. The unearned premium is then applied to the net loan balance.

	The Company recorded a $1.612 million provision for credit losses during the nine months ended September 30, 1998 and charged off IPF loans net of recoveries in the amount of $1.959 million for the nine months ended September 30, 1998. The substantial increase in the provision for credit losses on IPF loans and IPF loan charge-offs for the nine months ended September 30, 1998, taken by the Company upon the recommendation of the Office of the Comptroller of the Currency (the "OCC") in connection with its examination of the Bank in June 1998, were primarily related to IPF loans generated by the Bank's southeastern United States insurance premium financing operation, headquartered in Atlanta, Georgia. The Atlanta office has been closed and, with the exception of a few good relationships, loan production from that market has been terminated. Management will continue to actively and aggressively attempt to collect the charged-off IPF loans.
The Company's traditional Texas-based IPF portfolio continues to perform well. Management believes that all known losses in the IPF portfolio have been recognized.

                                     -4-
PAGE

	Medical Claims Factoring. The Company has historically been engaged in medical claims factoring, purchasing primarily insurance company claims from a variety of health care providers. During 1997 the Company experienced a dramatic increase in the amount of medical claims receivables outstanding over 120 days.
At December 31, 1997, the Company reported $3.1 million in net medical claims receivables, representing 2.0% of interest-bearing assets of the Company, after charge-offs of $2.0 million against the allowance for medical claims receivable losses and an additional provision of $3.7 million to the allowance. The interest income from medical claims receivables accounted for 9.6% of the total gross interest income of the Company for 1997. The Company recorded a net $26,244 provision for medical claims factoring losses during the nine months ended September 30, 1998, compared to a $255,000 provision for medical claims factoring losses during the nine months ended September 30, 1997. The medical claims factoring charge-offs net of recoveries for the nine months ended September 30, 1998 were approximately $4.27 million. In connection with its examination of the Bank in June 1998, the OCC recommended that due to the slower than expected collection pace of the medical claims factoring receivables, receivables over 180 days should be charged-off in their entirety and collections should be reflected as recoveries. The balance of medical claims factoring receivables net of unearned interest and allowance at September 30, 1998 was approximately $0.681 million and is not expected to increase. Management believes that all known significant losses in the medical claims receivable portfolio have been recognized. Management has determined to discontinue the operations of the medical claims factoring division and is in the process of phasing out such operations.

	Traditional Lending Activities. The Company diversifies its lending risks by balancing its specialty lending with traditional loans. At September 30, 1998, the Company had approximately $33.5 million in gross IPF loans, with the remaining 73% of its loan portfolio ($88.8 million) in traditional community bank loans, including real estate, commercial and installment loans. The Company believes that its specialized lending products help it achieve a higher loan portfolio yield than it could achieve on traditional community bank loans alone.

	TexStar Acquisition. On April 1, 1998, the Company acquired TexStar, a community bank headquartered in Universal City, Texas, with four branch locations in the greater San Antonio metropolitan area. At April 1, 1998, TexStar had $70.3 million in total assets, $64.8 million in deposits and $5.0 million in shareholders' equity. See the unaudited interim financial statements of TexStar included in this Prospectus and in the Current Report on Form 8-K/A (Amendment No. 3) filed October 6,
1998 incorporated into this Prospectus by reference. TexStar offers interest-bearing and non-interest-bearing depository accounts and makes real estate, commercial and consumer loans.

	The Company acquired TexStar through the merger of TexStar into the Bank, pursuant to which the Bank acquired all of the assets, and assumed all of the liabilities, of TexStar (the "Merger"). The purchase price for TexStar was approximately $19.36 per share of TexStar common stock outstanding (total cash consideration: $9,772,000), which was paid to the shareholders of TexStar in connection with the Merger. The acquisition of TexStar was financed, in part, through a private placement by the Company of the $4,350,000 aggregate principal amount of Notes and Common Stock issuable upon conversion thereof offered hereby (the "Original Offering"). The Notes were offered by the Company through Hoefer & Arnett, Incorporated, a San Francisco-based investment banking firm, on a best efforts basis.

	This acquisition complements the Company's business strategy by providing the Company with a solid base of core deposits to use to fund its specialty and traditional lending activities. TexStar has traditionally maintained a low loan-to-deposit ratio, and the Company believes it can increase the amount of loans originated from TexStar's banking locations by enhanced marketing and access to the Company's normal sources for IPF loans.

                                     -5-
PAGE

	Sale of Branches. On July 13, 1998 the Bank entered into a Branch Purchase and Assumption Agreement (the "Agreement") with Commercial Bank of Texas, National Association ("Commercial
Bank"), Nacogdoches, Texas, to sell to Commercial Bank the Bank's four Lufkin-area branches located in Lufkin, Kennard, Wells and Chester, Texas (the "Branches"). The sale of the Branches was consummated on October 16, 1998. In connection with the sale, the Bank sold loans totaling approximately $10,978,000, real property, furniture and equipment totaling approximately $604,000, and cash and other assets totaling approximately $1,028,000, and Commercial Bank assumed deposits and other liabilities totaling approximately $56,935,000. After giving effect to a deposit premium of 3% on the deposits assumed totaling approximately $1,703,000, the Bank paid approximately $42,617,000 in cash to Commercial Bank as consideration for the net deposit liabilities assumed by Commercial Bank. Pursuant to the Agreement, the Bank agreed, for a period of two (2) years following the consummation of the purchase and assumption contemplated by the Agreement, that it will not (i) solicit the banking business of any current customers of the Branches, (ii) offer employment to any person employed by Commercial Bank or the Bank in any of the Branches, or (iii) open any office within thirty (30) miles of any of the Branches or any existing branches of Commercial Bank located in Nacogdoches, Lufkin or Diboll, Texas.

	Formal Agreement with the OCC. As a result of the recent examination of the Bank by the OCC, the Board of Directors of the Bank on November 19, 1998 entered into a formal written agreement with the OCC (the "Formal Agreement") pursuant to which the Bank is required to achieve certain capital levels and adopt and implement certain plans, policies and strategies. Under the Formal Agreement, the Bank is required to achieve by March 31, 1999 total risk-based capital at least equal to 12% of risk-weighted assets and Tier I leverage capital at least equal to 7.5% of adjusted total assets and by December 31, 1999 total risk-based capital at least equal to 14% of risk-weighted assets. At October 16, 1998, following the consummation of the sale of the four Branches, the Bank had total risk-based capital of 10.6% of risk-weighted assets and Tier I leverage capital of 6.7% of adjusted total assets. Management believes that it will be able to achieve the total risk-based capital levels and the leverage ratio required by the Formal Agreement to be met by March 31, 1999 and December 31, 1999, respectively. However, no assurance can be given that management will be successful in such efforts. The Formal Agreement also prohibits the Board of Directors from declaring or paying any dividends unless the Bank is in compliance with (1) 12 U.S.C. ss. 56 and 60, its approved capital program provided for in the Formal Agreement, and the capital levels set forth in the Formal Agreement, and (2) has obtained the prior written approval of the OCC. See "Risk Factors - Formal Agreement with the OCC " and - "Holding Company Structure; Restrictions on Ability of Subsidiaries to Pay Dividends."

                                     -6-
PAGE

                                The Offering

Issuer Surety Capital Corporation, a Delaware corporation and the parent company of Surety Bank, National Association, a national banking association.

Securities Offered      $4,350,000 aggregate principal amount of 9%
                        Convertible Subordinated Notes due 2008 issued under an indenture (the "Indenture") dated as of March 31, 1998 between the Company and Harris Trust and Savings
                        Bank, Chicago, Illinois, as trustee (the "Trustee"), and the shares of Common Stock issuable upon conversion thereof.

Maturity Date		March 31, 2008.

Interest Payment Dates  March 31 and September 30 of each year, commencing
                        September 30, 1998.

Redemption		The Notes may be redeemed, in whole or in part at
                        the option of the Company, at any time after issuance and on or before March 31, 2002 at the redemption prices set forth herein, plus accrued interest to the date of redemption, if the closing sale price of the Common Stock shall be at least
                        130% of the conversion price then in effect for a period of 20 consecutive trading days in the principal market in which such securities are then traded. The Notes may be redeemed at any time after March 31, 2002 at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. See "Description of the Notes -
                        Optional Redemption by the Company."

Ranking and Holding
   Company Structure    The Notes are unsecured obligations of the Company
                        and subordinate in right of payment to Senior
                        Indebtedness and, in the event of bankruptcy, Other
                        Financial Obligations of the Company, in the manner and to the extent described in the Indenture.
                        The Notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank's obligations to its depositors and its obligations to its trade and other general secured creditors. The terms of the Notes do not limit incurrence by the Company or its subsidiaries of additional liabilities or indebtedness, including Senior Indebtedness and
                        Other Financial Obligations. At September 30, 1998, the Company and its consolidated subsidiaries, including the Bank, had outstanding approximately
                        $4.35 million in total indebtedness, all of which was Senior Indebtedness. See "Description of the
                        Notes - Subordination."

Events of Default/
   Limited Right of
   Acceleration		Upon the occurrence of certain events involving the
                        bankruptcy, insolvency, reorganization, receivership or similar proceedings of the Company, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes, together with any accrued and unpaid interest, to be immediately due and payable. The Notes do not otherwise provide for any right of acceleration of the payment of principal thereof. See "Description of the Notes - Events of Default and Waiver Thereof" and " - Limited Right of Acceleration."

                                     -7-
PAGE

Certain Covenants       The Indenture contains certain covenants with
                        respect to, among other things, (i) maintenance of status of bank subsidiaries as insured depository institutions; (ii) maintenance of corporate existence; (iii) restrictions on dividends in excess of applicable regulatory minimum; (iv) filing reports with the Commission; and (v) consolidation, merger or sale of assets. However, there is no right of acceleration in the case of a breach in the performance of any covenant of the Company. See
                        "Description of the Notes - Limited Right of
                        Acceleration."

Conversion of Notes     The Notes are convertible at any time after
                        issuance into shares of Common Stock at a conversion price of $6.00 per share, subject to antidilutive adjustment. See "Description of the Notes -
                        Conversion Rights."

Risk Factors            Formal Agreement with the OCC; Holding Company
                        Structure; Restrictions on Ability of Subsidiaries to Pay Dividends; No Dividends; Potential Inability to Pay Interest on the Notes; Limited Right of
                        Acceleration; Subordination; Absence of a Public
                        Market for the Notes; Possible Market Volatility of
                        Common Stock; Insurance Premium Financing
                        Concentration; Medical Claims Factoring; Potential
                        Negative Impact from the Acquisition of TexStar;
                        Future Growth; Reliance on Key Personnel; Interest
                        Rate Risk; Regulation and Supervision; and
                        Competition.

                                     -8-
PAGE

                                 RISK FACTORS

	In addition to the other information contained in this Prospectus or incorporated into this Prospectus by reference, the following factors should be considered carefully in evaluating the Company, its business and prospects before purchasing any of the Notes or the Common Stock issuable upon conversion thereof offered hereby. An investment in the securities of the Company may pose risks unique to the Company, or unique to the financial services industry, which are not posed by other investments.

	Formal Agreement with the OCC. As a result of the recent examination of the Bank by the OCC, the Board of Directors of the Bank on November 19, 1998 entered into a formal written agreement with the OCC (the "Formal Agreement") pursuant to which the Bank is required to achieve certain capital levels and adopt and implement certain plans, policies and strategies. The Formal Agreement superseded the Conditional Approval Letter issued March 25, 1998 in connection with the application by the Bank to acquire TexStar and the capital requirements set out in that letter were terminated. Under the Formal Agreement, the Bank is required to achieve by March 31, 1999 total risk-based capital at least equal to 12% of risk-weighted assets and Tier I leverage capital at least equal to 7.5% of adjusted total assets and by December 31, 1999 total risk-based capital at least equal to 14% of risk-weighted assets. At October 16, 1998, following the consummation of the sale of the four Branches, the Bank had total risk-based capital of 10.6% of risk-weighted assets and Tier I leverage capital of 6.7% of adjusted total assets.

	Management believes that it will be able to achieve the total risk-based capital levels and the leverage ratio required by the Formal Agreement by March 31, 1999 and December 31, 1999, respectively. However, no assurance can be given that management will be successful in such efforts. The OCC has extensive enforcement authority over the operations of all national banks, including the Bank. If the Bank fails to comply with all of the requirements set forth in the Formal Agreement by the dates set forth in such Formal Agreement, the OCC may under certain circumstances assess civil monetary damages against the Bank and the Directors of the Bank, issue cease-and-desist or removal orders and initiate injunctive actions. Additionally, the OCC may impose a number of corrective measures on the Bank, including
(1) the imposition of restrictions on certain activities involving asset growth, acquisitions, branch establishment, expansion into new lines of business, declaration and payment of dividends, and transactions with affiliates, (2) the imposition of certain additional mandated capital raising activities, and (3) as a last resort, the appointment of a receiver or conservator of the Bank.

	Additionally, pursuant to the Formal Agreement the Board of Directors is required to develop a three year capital program, a plan to enhance its management information systems, a three year strategic plan establishing objectives for the Bank's earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development and market segments which the Bank intends to promote or develop, together with strategies to achieve those objectives, a revised loan policy, and a loan classification policy, each for submission to, and approval by, the OCC.

	Also, the Formal Agreement prohibits the Board of Directors from declaring or paying any dividends unless the Bank is in compliance with (1) 12 U.S.C. ss. 56 and 60, its approved capital program provided for in the Formal Agreement, and the capital levels set forth in the Formal Agreement, and (2) has obtained the prior written approval of the OCC. See "Risk Factors - Holding Company Structure; Restrictions on Ability of Subsidiaries to Pay Dividends."

	Holding Company Structure; Restrictions on Ability of Subsidiaries to Pay Dividends. The Company owns all the outstanding common stock of the Bank. As a holding company without significant assets other than its ownership of all the common stock of the Bank, the Company's ability to meet its cash obligations, including debt service on the Notes, is dependent upon the payment of dividends by the Bank on its common stock.
The declaration and payment of dividends by the Bank is subject to the discretion of the Board of Directors of the Bank and is restricted by the national banking laws and the regulations of the OCC, as well as by the Formal Agreement.

                                     -9-
PAGE

	Pursuant to 12 U.S.C. section 56 a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law.
As of September 30, 1998 the Bank had undivided profits of $28,298. Payment of dividends out of undivided profits is further limited by 12 U.S.C. section 60(a), which prohibits a national bank from declaring a dividend on its shares of common stock until its surplus equals its common capital, unless there has been transferred to surplus not less than 1/10th of the national bank's net income of the preceding half year in the case of quarterly or semi-annual dividends or not less than 1/10th of the national bank's net income of the preceding two consecutive half year periods in the case of annual dividends. The payment of dividends by the Bank is also subject to the provisions of 12 U.S.C. section 60(b), which provides that no dividend may be declared or paid without the prior approval of the OCC if the total of all dividends, including the proposed dividend, in any calendar year exceeds the total of the Bank's net income for that year combined with its retained net income (or loss) of the preceding two years.
The Bank incurred an aggregated loss for the periods including fiscal years 1996 and 1997 and for the nine months ended September 30, 1998 in the amount of ($1,808,544).

	The Formal Agreement prohibits the Board of Directors of the Bank from declaring or paying any dividends unless the Bank is (1) in compliance with 12 U.S.C. ss. 56 and 60, its approved capital program provided for in the Formal Agreement, and the Tier I capital levels set forth in the Formal Agreement, and (2) has obtained the prior written approval of the OCC. See
"Risk Factors - Formal Agreement with the OCC."

	The Bank currently is precluded from declaring a dividend during this year until it has profits for the current year in excess of $1,712,220, and has satisfied the other requirements of the Formal Agreement, including receipt of approval for the declaration and payment of the dividend from the OCC.
No assurance can be given if and when the Bank will attain the requisite level of profitability required by 12 U.S.C. ss. 56 and 60 to declare and pay a dividend and, even if such level of profitability is attained while the Formal Agreement remains in effect, whether or not the OCC will approve the declaration and payment thereof.

	No Dividends. The Company has not previously paid any cash dividends on its Common Stock. The Company currently intends to retain earnings to make the interest payments on the Notes and to pay its other operating expenses, rather than using earnings to pay dividends. The payment of any cash dividends by the Company in the future will depend to a large extent on the receipt of dividends from the Bank. The ability of the Bank to pay dividends is dependent upon the Bank's earnings and financial condition, the Bank's compliance with 12 U.S.C. ss. 56 and 60, and the Bank's fulfillment of certain requirements set forth in the Formal Agreement. See "Risk Factors - Formal Agreement with the OCC" and
- "Holding Company Structure; Restrictions on Ability of Subsidiaries to Pay Dividends."

        Potential Inability to Pay Interest on the Notes. As of September 30, 1998 the Company had $465,309 in cash. Although management believes that, absent unforeseen circumstances, the Company will have sufficient cash through 1999, on a forecasted cash flow basis, to pay the interest payments on the Notes and its other normal operating expenses, no assurance can be given that the Company's present capital and financing will be sufficient to finance future operations. In such event, the Company, if it is unable to obtain additional financing from external sources, could be required to restrict its operations.

	Limited Right of Acceleration. The Indenture does not provide for any right of acceleration of the payment of the Notes as a result of any failure of the Company timely to pay principal of and interest on the Notes, or to comply with the covenants contained in the Indenture. The Notes may only be accelerated in

                                     -10-
PAGE
the event of the bankruptcy, insolvency or reorganization of the Company. In the event of a default in the payment of interest, principal or premium (if any) by the Company, or the failure of the Company to perform any covenants or agreements contained in the Indenture, the holder of the Note (or the Trustee on behalf of the holders of all of the Notes affected) may, in lieu of accelerating the maturity of the Notes, seek to enforce payment of such interest, principal or premium (if any) and the performance of such covenants or agreements. The initiation of such a course of action by the holders of the Notes in the event of the failure of the Company to meet its debt servicing obligations under the Notes could have a significant adverse impact on the future operations of the Company.

	Subordination. The Notes are unsecured, subordinated obligations of the Company and rank junior to all Senior Indebtedness (as defined herein) of the Company. The Notes also rank junior to all Other Financial Obligations (as defined herein) in the circumstances described in the Indenture and are effectively subordinated to all indebtedness and other liabilities and commitments (including deposits, trade payables, lease obligations and obligations to holders of preferred stock) of the Company's subsidiaries, including the Bank. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors. The Indenture does not restrict the Company from incurring additional Senior Indebtedness or Other Financial Obligations or restrict the Bank or other subsidiaries of the Company from incurring additional indebtedness to which holders of the Notes are effectively subordinated.

	Absence of a Public Market for the Notes. The Notes were issued on March 31, 1998 to a small group of accredited investors. Pursuant to the Note Purchase Agreements, the Company has filed with the Commission the Registration Statement, of which this Prospectus forms a part, registering the Notes and the shares of Common Stock issuable on conversion thereof for resale on a continuous basis and has agreed to use reasonable efforts to cause such Registration Statement to remain effective until March 31, 1999. There can be no assurance, however, that such registration will remain effective in accordance with the Company's agreement. The Company does not intend to apply for listing of the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance, therefore, as to the development of any market for the Notes, the liquidity of any market for the Notes that may develop, the ability of holders of the Notes to sell their Notes or the prices at which holders of the Notes would be able to sell their Notes. If a market for the Notes were to develop, the Notes could trade at prices higher or lower than their initial offering price, depending on a variety of factors, including prevailing interest rates, the Company's operating results and the market for similar securities.

	Possible Market Volatility of Common Stock. The Notes are convertible at any time after the date of issue into shares of Common Stock. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of Common Stock at any given time, which presence is dependent upon the individual decisions of investors and general economic and market conditions over which the Company has no control. The stock market has from time to time experienced extreme price and volume volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. In addition, during periods of extreme market volatility, investors may be unable to obtain prompt execution of buy or sell orders in the Common Stock.

	Insurance Premium Financing Concentration. At September 30, 1998 the Company reported total gross insurance premium financing ("IPF") loans of $33.5 million representing approximately 27% of the total gross loans of the Company. Such a high concentration of IPF loans may expose the Company to different types of risks and a greater risk of loss than would a more traditional

                                     -11-
PAGE
commercial and consumer loan portfolio. In traditional loan products, the primary risk is that a borrower will fail to repay the loan. However, when a borrower fails to repay an IPF loan, typically the insurance policy is canceled and the unearned premium is paid to the lender. Significant risks posed by IPF loans normally not present in traditional loans include the risk that an insurance company or agency will become insolvent or otherwise unable to meet its obligations, or that someone will obtain IPF loans for fictitious policies where the Company does not have recourse to an insurance company or agency for insurance premiums. Losses or other difficulties encountered by any one insurance company or agency, or fraudulent activity by an insurance company or agency, could have a material adverse effect on the Company.

	The Company recorded a $1.612 million provision for credit losses on loans during the nine months ended September 30, 1998, compared to a $40,000 provision for credit losses during the nine months ended September 30, 1997. The Company charged off loans net of recoveries in the amount of $1.959 million for the nine months ended September 30, 1998, of which $1.874 million represented charged off IPF loans net of recoveries. The substantial increase in the provision for credit losses on IPF loans and IPF loan charge-offs for the nine months ended September 30, 1998, taken by the Company upon the recommendation of the OCC in connection with its examination of the Bank in June 1998, were primarily related to IPF loans generated by the Bank's southeastern United States insurance premium financing operation, headquartered in Atlanta, Georgia. Due to significantly higher rates of cancellations and several problem insurance agency and insurance company relationships, the Company's past due and problem loans originated from that market had increased significantly in recent months. The Atlanta office has been closed and, with the exception of a few good relationships, loan production from that market has been terminated. The Company's traditional Texas-based IPF portfolio continues to perform well.

	In addition, financial difficulties or regulatory or structural changes affecting the insurance industry generally may have a material adverse effect on the Company. The Company extends IPF loans with an average maturity of nine months. Most of these loans are repaid in monthly installments. Most of the IPF loans are generated through independent insurance agents, who are not obligated to refer business to the Company. If the Company is unable to generate new IPF loans to replace those being repaid, it will have to originate other types of loans or make other investments, some or all of which may not be as profitable for the Company. As the Company expands through acquisitions such as TexStar, the Company must increase the aggregate amount of IPF loans originated on a continuous basis in order to maintain its current net interest margin.

	Medical Claims Factoring. As of December 31, 1997, the Company had approximately $6.2 million of medical claims receivables outstanding 120 days or more from the date of funding by the Company, or 61% of its total medical claims receivables.
At December 31, 1996, the Company had approximately $1.4 million of medical claims receivables, or 22% of total medical claims receivables, outstanding 120 days or more. It has been the Company's experience that, historically, approximately 80% of its medical claims receivables would be collected within 60 to 120 days and approximately 20% of such receivables would remain outstanding over 120 days. The Company determined that charge-offs of $2.0 million against the allowance for medical claims receivable losses as well as a provision for an additional $3.7 million were warranted in the fourth quarter of 1997, which heavily contributed to the Company recording a $3.5 million loss for 1997. The Company recorded a net $26,244 provision for medical claims factoring losses during the nine months ended September 30, 1998, compared to a $255,000 provision for medical claims factoring losses during the nine months ended September 30, 1997. The medical claims factoring charge-offs net of recoveries for the nine months ended September 30, 1998 were approximately $4.27 million. The substantial increase in the provision for medical claims factoring losses and charge-offs taken by the Company were the result of a recommendation of the OCC in connection with its examination of the Bank in June 1998. The medical claims factoring receivables charged-off during the nine month period ended September 30, 1998 were originated prior to

                                     -12-
PAGE

December 31, 1997. The OCC recommended that due to the slower than expected collection pace of these medical claims factoring receivables, receivables over 180 days should be charged-off in their entirety and collections should be reflected as recoveries. The balance of medical claims factoring receivables net of unearned interest and allowance at September 30, 1998 was approximately $0.681 million and is not expected to increase. Management has determined to discontinue the operations of the medical claims factoring division. Due to the existence of contractual commitments to nine customers of the Company and in order to enhance the collectibility of previously charged-off medical claims, the Company is continuing to factor new medical claims receivables on behalf of these nine customers. However, as such contractual commitments expire, they will not be renewed. Management expects that the Company will have totally discontinued factoring medical claims receivables by June 30, 1999. Management will continue to actively pursue the collection of these charged-off receivables. At this time, however, the Company cannot predict the likely amount of any such recoveries. Management believes that all known significant losses in the portfolio have been recognized.

	Potential Negative Impact from the Acquisition of TexStar. As a result of the acquisition of TexStar on April 1, 1998, the Company's asset size increased from $177.8 million to $248.1 million. The Company's loan-to-deposit ratio decreased from 63.2% to 60.0%. The Company anticipates that the acquisition of TexStar will negatively impact the Company's net interest margin, return on assets and return on shareholders' equity in the near term.
The acquisition may also negatively impact earnings per share in the near term. The future prospects of the Company will depend, in significant part, on a number of factors, including, without limitation, the Company's ability to integrate TexStar; its ability to compete effectively in the greater San Antonio metropolitan market area; its success in retaining earning assets, including loans, acquired with TexStar; and its ability to generate new earning assets with attractive yields. No assurance can be given that the Company will be able to accomplish any of the foregoing. No assurance can be given that the Company will be able to achieve results in the future similar to those achieved in the past or that the Company will be able to manage effectively the growth resulting from the acquisition of TexStar. The former officers and directors of TexStar are not subject to non-competition agreements and may compete against the Company. See the unaudited interim financial statements of TexStar included in this Prospectus and in the Current Report on Form 8-K/A (Amendment No. 3) filed October 6, 1998 incorporated into this Prospectus by reference.

	Future Growth. Fueled by acquisitions, the total assets of the Company have increased from $49.0 million at December 31, 1993 to $234 million at September 30, 1998, which decreased to $179 million at October 30, 1998 following the sale of the Branches.
The Formal Agreement with the OCC will restrict the Company's ability to make additional acquisitions until the Formal Agreement is lifted and may require the Company to sell additional existing branches. While it is under the Formal Agreement, the Company will not be able to sustain its historical growth rate. After the Formal Agreement is lifted, there can be no assurance that the Company will grow as rapidly in the future as it has in the past. The Company may decide that it will not pursue further acquisitions, or the Company may not be able to locate and complete favorable acquisition opportunities in the future. Additionally, the Company may decide to sell additional existing branches if such assets, in the opinion of management, may be deployed in a more efficient and profitable manner. In recent years, the aggregate number of community banks in Texas has decreased, primarily through mergers and acquisitions, and the competition for acquisitions has increased. If the Company does not make acquisitions after the Formal Agreement is lifted, it may not be able to sustain its historical growth rate.

	Reliance on Key Personnel. The Company is dependent upon its executive officers and key employees. Specifically, the Company considers the services of Bobby W. Hackler, G. M. Heinzelmann, III and B. J. Curley to be important to the success of the Company.
The unexpected loss of the services of any of these individuals could have a detrimental effect on the Company. Although the Company has entered into agreements with these individuals designed to provide incentives to remain in the Company's employ,

                                     -13-
PAGE
the Company has not requested non-competition agreements from these individuals. The Company has entered into Change in Control Agreements with Messrs. Hackler, Heinzelmann and Curley under which each will receive certain benefits if their employment is terminated other than for cause, or constructively terminated following a change in control of the Company. Mr. C. Jack Bean retired as Chairman of the Board and Chief Executive Officer of the Company and as Chairman of the Board of the Bank effective August 31, 1998. Mr. C. Jack Bean, however, retained his positions as a director of both the Company and the Bank and will continue to serve in a consulting capacity following his retirement.

	Interest Rate Risk. The Company's earnings depend to a substantial extent on "rate differentials," i.e., the differences between the income the Company receives from loans, securities and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the control of the Company, including general economic conditions and the policies of various governmental and regulatory authorities. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. However, there can be no assurance that the Company will be able to manage interest rate risk so as to avoid significant adverse effects in net interest income. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in Federal monetary and fiscal policies on the Company and its results of operations are not predictable.

	Regulation and Supervision. The Company and the Bank are subject to extensive Federal and state regulation and supervision, which is intended primarily for the protection of insured depositors and consumers. In addition, the Company and the Bank are subject to changes in Federal and state law, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be predicted, but could adversely affect the business and operations of the Company and the Bank.

	Competition. There is significant competition among banks and bank holding companies, many of which have far greater assets and resources than the Company, in the areas in which the Company operates. The Company also encounters intense competition in its commercial banking business from savings and loan associations, credit unions, factors, insurance companies, commercial and captive finance companies, and other types of financial institutions, many of which are larger in terms of capital, resources and personnel than the Company. The casualty IPF business of the Company is also very competitive. Large insurance companies offer their own financing plans, and other independent premium finance companies and other financial institutions offer IPF loans. The Company believes that such competition will increase in the future. In addition, the manner in which and the means by which financial services are delivered to customers have changed significantly in the past and can be expected to continue to change in the future. It is not possible to predict the manner in which existing technology, and changes in existing technology, will affect the Company. Changes in technology are likely to require additional capital investments to remain competitive. Although the Company has invested in new technology in the past, there can be no assurance that the Company will have sufficient financial resources or access to the proprietary technology which might be necessary to remain competitive in the future.

	Year 2000 Considerations. Like other companies, the Company is taking steps to address the so-called "Year 2000 problem." The problem exists because many computer programs use only the last two digits to refer to a year and may not properly recognize a year that begins with a "20" instead of a "19." The Company believes that its computer systems are Year 2000 compliant. In addition, the Company has sought assurances from its third party service providers regarding the steps they are taking to address the Year 2000 problem so as to enable them to continue to provide uninterrupted services to the Company. Nevertheless, as a practical matter, the Company cannot predict with certainty what effect the Year 2000 problem may have on its operations.

                                     -14-
PAGE

                              USE OF PROCEEDS

	The Company will not receive any part of the proceeds from the sale of the Notes or the Common Stock issuable upon conversion thereof by the Selling Securityholders.

                          DESCRIPTION OF THE NOTES

	The $4,350,000 aggregate principal amount of 9% Convertible Subordinated Notes due 2008 (the "Notes") were issued under an indenture dated as of March 31, 1998 (the "Indenture"), between the Company and Harris Trust and Savings Bank, Chicago, Illinois, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to the provisions of the Indenture and the Notes, including the definitions therein of certain terms used below. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture. For purposes of this description, the term "Company" refers to Surety Capital Corporation and does not include its subsidiaries.

	General. The Notes are general unsecured obligations of the Company. The Notes were issued only in fully registered form in denominations of $10,000 and integral multiples thereof. The
Notes may be surrendered for registration by the Registrar in the manner provided in the Indenture. The Notes will be transferable only upon the books of the Registrar, as provided in the Indenture.

	The Indenture is qualified under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

	The terms of the Notes are such that the Company expects that the Notes qualify as Tier 2 capital under the regulatory capital guidelines applicable to bank holding companies of the Board of Governors of the Federal Reserve System (as such guidelines are currently in force). There can be no assurance that such bank holding company capital guidelines may not change in the future.

	Payment Terms. The Notes bear interest at a rate of 9% per annum until maturity. Interest on the Notes is payable semi-annually on March 31 and September 30 of each year, commencing September 30, 1998, to the persons who are the registered Holders thereof at the close of business on the March 15 or September 15 immediately preceding such interest payment date.

	The Notes mature on March 31, 2008 and are not subject to any mandatory sinking fund. The Indenture provides that interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Trustee is serving as Paying Agent and Registrar. However, the Company may change the Paying Agent or Registrar without prior notice to the Holders. Principal and interest is payable initially at the offices of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the persons who are registered Holders at their registered addresses. The Notes may be presented for registration of transfer and exchange at the office of the Registrar.

	Subordination. The Indenture provides that the payment of the principal of, premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of

                                     -15-
PAGE
payment to the prior payment in full of all Senior Indebtedness (as defined below). In certain events involving insolvency of the Company, the payment of the principal of, premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, also subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, receivership or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Notes. If upon any such payment or distribution of assets to creditors, there remains, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of the Notes (as defined in the Indenture, "Excess Proceeds"), and if at such time any Entitled Persons (as defined below) in respect of Other Financial Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds will first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Notes. In the event of the acceleration of the maturity of any of the Notes, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Notes will be entitled to receive any payment upon the principal of, premium, if any, or interest on the Notes. No payments on account of principal of, premium, if any, or interest on the Notes may be made if there has occurred and is continuing a default in any payment with respect to Senior Indebtedness beyond any applicable grace period with respect thereto or an event of default permitting the acceleration of such Senior Indebtedness or if any judicial proceeding is pending with respect to any such default or event of default. See "Risk Factors - Subordination."

	By reason of such subordination in favor of the holders of Senior Indebtedness, in certain events involving bankruptcy, insolvency or reorganization of the Company, creditors of the Company who hold obligations other than Senior Indebtedness or subordinated indebtedness (other than the Notes) may recover less in respect of such obligations, ratably, than holders of Senior Indebtedness, and may recover more in respect of such obligations, ratably, than the Holders of the Notes.

	The term "Senior Indebtedness" means, with respect to the Company, the principal of, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company) on
(a) all indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Notes or to rank pari passu with or subordinate to the Notes, and (b) any deferrals, renewals or extensions of any such indebtedness for money borrowed. The term "indebtedness for money borrowed," as used in the definition of "Senior Indebtedness" and "Other Financial Obligations," is defined to mean any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

	The term "Other Financial Obligations" means all obligations of the Company to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts, and (iii) in the case of both (i) and (ii) above, similar financial instruments, other than (A) obligations on account of Senior Indebtedness and (B) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Notes.

                                     -16-
PAGE

	The term "Entitled Persons" means any persons entitled to payment pursuant to the terms of Other Financial Obligations.

	The Indenture does not limit the incurrence of additional Senior Indebtedness and Other Financial Obligations, which may include indebtedness that is senior to the Notes but subordinate to other obligations of the Company. As of September 30, 1998, the Company had approximately $4.35 million in Senior Indebtedness outstanding.

	The Company is a legal entity separate and distinct from the Bank. The Company's principal asset is the common stock of the Bank. The principal sources of the Company's income are dividends, interest and fees from the Bank. The Company relies primarily on dividends from the Bank to meet its obligations for payment of principal and interest on its outstanding debt obligations and corporate expenses. Accordingly, the Notes are effectively subordinated to all existing and future liabilities of the Bank. The Bank is subject to claims of creditors for debt obligations, including deposit liabilities, obligations for borrowings from the Federal Home Loan Bank, if any, and securities sold under reverse repurchase agreements. Moreover, the Bank is subject to certain restrictions imposed by Federal law on any extensions of credit to, and certain other transactions with, the Company and certain other affiliates, and on investments in stock or other securities thereof. In addition, payment of dividends to the Company by the Bank is subject to ongoing review by banking regulators and is subject to various statutory limitations, including approval by banking regulatory authorities. As of September 30, 1998, the Bank may not pay dividends to the Company until it has profits in excess of $1,712,220 and has complied with certain other requirements set forth in the Formal Agreement. See "Risk Factors - Holding Company Structure; Restrictions on Ability of Subsidiaries to Pay Dividends."

	As of September 30, 1998, the Bank had no outstanding indebtedness.

	Events of Default and Waiver Thereof. An Event of Default with respect to the Notes is defined in the Indenture as being certain events involving a bankruptcy, insolvency or reorganization of the Company. If an Event of Default with respect to the Notes shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of all the Notes, plus accrued and unpaid interest thereon, to be due and payable immediately. The foregoing provision would be subject as to enforcement to the broad equity powers of a Federal bankruptcy court and to the determination by that court of the nature of the rights of the Holders of the Notes. The Company is required to furnish annually to the Trustee a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. Under certain circumstances, any declaration of acceleration with respect to Notes may be rescinded and past defaults (except, unless theretofore cured, a default in the payment of principal of, premium, if any, or interest on such Notes) may be waived by the Holders of a majority in aggregate principal amount of the Notes then outstanding.

	Limited Right of Acceleration. The Notes may be accelerated only in the case of an Event of Default as described above. The Indenture does not provide for any right of acceleration of the payment of the principal of the Notes upon a default in the payment of principal, premium, if any, or interest on or a default in the performance of any covenant or agreement in the Notes or in the Indenture. In the event of a default in the payment of interest, principal or premium, if any, the Holder of a Note (or the Trustee on behalf of the Holders of all of the Notes affected) may, subject to certain limitations and conditions, seek to enforce payment of such interest, principal or premium, if any.
See "Risk Factors - Limited Right of Acceleration."

	Maintenance of Status of Subsidiaries as Insured Depository Institutions. The Company has agreed that it will do or cause to be done all things necessary to preserve and keep in full force and effect the status of the Bank as an insured depository

                                     -17-
PAGE
institution and do or cause to be done all things necessary to ensure that depository accounts of the Bank are insured by the FDIC or any successor organization up to the maximum amount permitted by 12 U.S.C. section 1811 et seq. and the regulations thereunder or any succeeding Federal law, except as to individual accounts or interests in employee benefit plans that are not entitled to pass-through insurance under 12 U.S.C. section 1821(a)(1)(D).

	Capital and Dividends. The Company will not (or permit any subsidiary to) declare or pay any dividend or make any other distribution on any shares of its Common Stock (other than dividends payable solely in shares of its Common Stock), or make any payment to purchase, redeem or otherwise retire or acquire any such shares, if at the time of such action the Company or any such subsidiary is not in compliance, or would fail as result of such action to remain in compliance, with any minimum capital maintenance requirements established by the Federal Reserve Board or another banking regulator that are then applicable to the Company or any such subsidiary.

	Consolidation, Merger, Sale or Conveyance. The Company has covenanted in the Indenture that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, firm or corporation unless the Company is the continuing corporation, or the successor corporation is a corporation organized under the laws of the United States of America or a state thereof and such corporation expressly assumes the obligations under the Notes and the Indenture, and the Company or such successor corporation is not, immediately after such merger, consolidation, sale or conveyance, in default in the performance of any of the covenants or conditions of the Indenture.

	Modification and Waiver. The Indenture provides that, with the consent of the Holders of at least a majority in principal amount of the Outstanding Notes, modifications and alterations of the Indenture may be made which affect the rights of the Holders of the Notes, but no such modification or alteration may be made without the consent of the Holder of each Note which would (i) change the fixed maturity of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or change the rate of interest thereon, or change any place where, or the coin or currency in which, the principal amount of any Note or any premium or interest thereon is payable, or impair any right to institute suit for the enforcement of any right to receive payment of the principal of (and premium, if any) and interest, if any, on such Note on the stated maturity dates expressed in such Note, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the Holders, or (ii) reduce the above-stated percentage in principal amount of Outstanding Notes required to modify or alter the Indenture.

	Reports to Holders of the Notes. The Company has agreed to file with the Trustee and provide Holders of the Notes, within 15 days after it files them with the Commission, copies of its annual reports and the information, documents and other reports which the Company is required to file with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company has agreed to continue to file with the Commission and provide the Trustee and Holders of the Notes with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company has also agreed to comply with the provisions of Section 314(a) of the Trust Indenture Act.

	Transfer and Exchange. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note for a period of 15 days before an interest payment date. The registered Holder of a Note may be treated as the owner of the Note for all purposes.

                                     -18-
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

	Conversion Rights. Each Holder of Notes has the right at any time prior to maturity of the Notes, unless previously redeemed, at the Holder's option, to convert such Notes, or any portion thereof which is an integral multiple of $10,000, into shares of Common Stock of the Company, at the conversion price of $6.00 per share (which is equivalent to a conversion rate of 166.6667 shares per $1,000 principal amount of Notes), subject to adjustment as described below (the "Conversion Price"). The right to convert
Notes called for redemption terminates at the close of business on the business day immediately preceding the Redemption Date for such Notes, unless the Company subsequently fails to pay the applicable Redemption Price.

	In the case of any Note that has been converted into Common Stock after any Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (determined in accordance with the Indenture) at the close of business on the day of conversion.

	The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision, combination or reclassification of the outstanding Common Stock; (iii) the issuance to all holders of Common Stock of rights, warrants or options to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined in the Indenture; and (iv) the issuance of Common Stock for a price per share less than the current market price per share (determined as set forth in the Indenture) on the date the Company fixes the offering price of such additional shares (other than issuances of Common Stock under certain employee benefit plans of the Company and certain other issuances described in the Indenture and other than issuances of shares in connection with any acquisition by the Company). In the event of a distribution to all or substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's Common Stock (other than those referred to in clause
(iii) above), the Company may, instead of making an adjustment in the Conversion Price, make proper provisions so that each Holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

	The Company, from time to time and to the extent permitted by law, may reduce the Conversion Price by any amount for any period of at least 20 business days, in which case the Company shall give at least 15 days notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States Federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

	In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company in which the Company is the surviving corporation, involving in either case a reclassification, conversion, exchange or cancellation of shares of Common Stock, or any sale or transfer of all or substantially all of the assets of the Company, the Holder of each Note shall, after such consolidation, merger, sale or transfer, have the right to convert such Note into the kind and amount of securities or other property, which may include cash, which such Holder would have been entitled to receive upon such consolidation, merger, sale or transfer if such Holder had held the Common Stock issuable upon the conversion of such Note immediately prior to the effective date of such consolidation, merger, sale or transfer.

                                     -19-
PAGE

	Optional Redemption by the Company. The Notes are not subject to any mandatory redemption or sinking fund provision.
The Notes are redeemable for cash at the option of the Company on at least 30 but not more than 60 days notice, in whole or in part, at any time after the date of issuance and on or before March 31, 2002 at the respective percentages of the principal amount thereof, as set forth in the following table, together, in each case, with interest accrued to the date fixed for redemption, if the closing sale price of the Common Stock shall be at least 130% of the Conversion Price then in effect for a period of 20 consecutive trading days in the principal market in which the Common Stock is then traded. Currently, the Common Stock is listed for trading on the American Stock Exchange.

	At any time after March 31, 2002 and prior to maturity, the Notes are redeemable for cash at the option of the Company, on at least 30 but not more than 60 days notice, in whole or in part, at the following respective percentages of the principal amount thereof together, in each case, with interest accrued to the date fixed for redemption:


   If Redeemed During   Percentage of  If Redeemed During  Percentage of
    12 Months Ended       Principal     12 Months Ended      Principal
       March 31,           Amount          March 31,          Amount
   ------------------   -------------  ------------------  -------------
         1999               109%             2004              104%
         2000               108%             2005              103%
         2001               107%             2006              102%
         2002               106%             2007              101%
         2003               105%             2008              100%


	If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate; provided that no Notes of $10,000 principal amount or less shall be redeemed in part. Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed at such Holder's last address as then shown upon the registry books of the Registrar.
The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid.
Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption
Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portion thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

                        DESCRIPTION OF CAPITAL STOCK

Common Stock

	The Company is authorized to issue twenty million (20,000,000) shares of Common Stock, par value $0.01 per share, 5,760,235 of which shares were issued and outstanding as of October 1, 1998 (not including 749,956 shares issuable upon the exercise of outstanding stock options and 725,000 shares issuable upon conversion of the Notes). At October 1, 1998, the Company had 413 stockholders of record.

                                     -20-
PAGE

	Holders of shares of Common Stock are entitled to one vote per share, without cumulative voting, on all matters to be voted on by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, stockholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the Company, stockholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Shares of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

	The transfer agent and registrar of the Common Stock is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100,
Dallas, Texas 75248.

Anti-Takeover Protections

	The Company has adopted a stockholder rights agreement which is intended to discourage takeover efforts or tender offers under which not all outstanding shares of Common Stock would be purchased for the same price and on substantially the same terms. Pursuant to the Surety Capital Corporation Rights Agreement dated as of June 17, 1997 between the Company and Securities Transfer Corporation, as Rights Agent, as amended by instrument dated March 10, 1998, the Company declared a dividend of one right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on June 6, 1997.

	Each Right initially entitles stockholders to purchase one share of Common Stock at an exercise price of $10.00 (the "Purchase Price"). The rights will be exercisable only if a person or group acquires 15% or more of the Common Stock or announces a tender offer the consummation of which would result in ownership by such person or group of 15% or more of the Common Stock. The Company will be entitled to redeem the Rights at $0.0001 per Right at any time prior to the tenth day after a person or group acquires 15% or more of the Common Stock, other than pursuant to a transaction approved by the Board of Directors. The Rights are redeemable even after a 15% or more acquisition, if the Board of Directors so determines, in connection with a merger of the Company with a "white knight" and under other circumstances.

	In the event of the acquisition by a person or group of 15% or more of the Common Stock, each Right will entitle its holder to purchase that number of shares of Common Stock equal to the result obtained by dividing the Purchase Price by 50% of the then current market price of the Common Stock. If the Company, or any subsidiary of the Company, is acquired in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold, each Right will entitle its holder to purchase that number of shares of common stock of the surviving or acquiring entity equal to the result obtained by dividing the purchase price paid in such transaction by 50% of the then current market price of the common stock of the surviving or acquiring entity.

Preferred Stock

	The Company is authorized to issue one million (1,000,000) shares of preferred stock, par value $0.01 per share, no shares of which are issued and outstanding as of the date of this Prospectus. The Board of Directors may establish series of preferred stock with such rights and preferences as may be fixed and determined by the Board of Directors.

                                     -21-
PAGE

        CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

	The following discussion sets forth certain anticipated United States Federal income tax considerations applicable to the purchase, ownership and disposition of the Notes and the Common Stock into which the Notes may be converted. The Federal income tax discussion set forth below is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to Holders of Notes. This summary applies only to those persons who are the initial Holders of Notes and who hold the Notes and the Common Stock into which the Notes may be converted as capital assets.
The summary does not address special rules that may apply to certain Holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States), and it does not address the tax consequences of the laws of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, judicial authorities, and current rulings and administrative practice of the Internal Revenue Service (the "Service"), in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect.

	Interest on the Notes. A Holder of Notes will be required for Federal income tax purposes to report stated interest on the Notes as ordinary income in accordance with the Holder's method of accounting for tax purposes.

	Disposition of Notes. A Holder of Notes will generally recognize capital gain or loss upon a sale, redemption, retirement or other disposition of such Notes; such gain or loss will generally be equal to the difference between (i) the amount of cash and the fair market value of property received and (ii) the Holder's adjusted tax basis in the Notes. In general, in the case of an individual Holder of Notes, capital gains recognized on Notes (i) held one year or less will be taxed at ordinary income tax rates, (ii) held more than one year but not more than eighteen months will be taxed at a rate of 28%, and (iii) held more than eighteen months will be taxed at a maximum rate of 20%. For corporations, capital gains and ordinary income are taxed at the same maximum rate of 35%. Capital losses are currently deductible only to the extent of capital gains plus, in the case of taxpayers other than corporations, $3,000 of ordinary income. In the case of individuals and non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years, subject to certain limitations. In the case of corpora-tions, capital losses that are not currently deductible may generally be carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year, subject to certain limitations.

	Conversion of Notes into Common Stock. A Holder of Notes generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock, except with respect to cash received in lieu of a fractional share. Such Holder's basis in the Common Stock received on conversion of a Note will equal the adjusted basis of the Note converted (reduced by the portion of such adjusted basis allocable to cash received in lieu of a fractional share). The holding period for the Common Stock received on conversion will generally include the holding period of the Note converted. A Holder of Notes generally will recognize capital gain or loss in connection with any cash received in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the adjusted basis of such fractional share.

	Adjustments to Conversion Price. The Conversion Price of the Notes is subject to adjustment under certain circumstances. Under Code Section 305(c), adjustments that have the effect of increasing the proportionate interest of the Holders of Notes in the assets or earnings of the Company may in some circumstances give rise to a deemed dividend to the Holders of Notes, taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits. However, under Treasury

                                     -22-
PAGE

Regulations Section 1.305-7(b), a change in the Conversion Price of the Notes made pursuant to a reasonable, bona fide adjustment formula which has the effect of preventing dilution of the interest of the Holders of Notes in the assets or earnings of the Company will not be considered to result in a deemed dividend to the Holders of Notes. Thus, under certain circumstances, Holders of Notes may recognize income as a result of an event pursuant to which such Holders receive no cash or property that could be used to pay the related Federal income tax.

	Distributions with Respect to Common Stock. In general, any distributions with respect to the Common Stock will constitute dividends for Federal income tax purposes and will be taxable to a Holder as ordinary income (subject to a possible dividends received deduction in the case of corporate Holders) to the extent of the Company's current or accumulated earnings and profits. Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital and will be applied against and reduce the Holder's adjusted tax basis in the Common Stock. Any distributions in excess of the Holder's adjusted tax basis in the Common Stock will be treated as capital gain to the Holder (provided the Common
Stock is held as a capital asset).

	Disposition of Common Stock. Upon the sale or other disposition of shares of Common Stock, a Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or disposition and such Holder's adjusted tax basis in the Common Stock. As discussed above, in the case of an individual Holder of Common Stock, capital gains recognized on Common Stock (i) held one year or less will be taxed at ordinary income tax rates, (ii) held more than one year but not more than eighteen months will be taxed at a rate of 28%, and (iii) held more than eighteen months will be taxed at a maximum rate of 20%. For corporations, capital gains and ordinary income are taxed at the same maximum rate of 35%. Capital losses are currently deductible only to the extent of capital gains plus, in the case of taxpayers other than corporations, $3,000 of ordinary income. In the case of individuals and non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years, subject to certain limitations. In the case of corporations, capital losses that are not currently deductible may generally be carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year, subject to certain limitations.

	Backup Withholding. Under certain circumstances, the failure of a Holder of Notes to provide sufficient information to establish that such Holder is exempt from the backup withholding provisions of the Code will subject such Holder to backup withholding at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments, and, under certain circumstances, principal payments on the Notes. In general, backup withholding applies if a Holder fails to furnish a correct taxpayer identification number, fails to report dividend and interest income in full, or fails to certify that such Holder has provided a correct taxpayer identification number and that the Holder is not subject to withholding. An individual's taxpayer identification number is such person's social security number. A Holder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount withheld from a payment to a Holder under the backup withholding rules is creditable against the Holder's Federal income tax liability, provided that the required information is furnished to the Service. Backup withholding does not apply, however, with respect to payments made to certain
Holders, including corporations or tax-exempt organizations, provided that their exemptions from backup withholding are properly established.

	THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF
NOTES IN LIGHT OF THE PARTICULAR CIRCUMSTANCES AND INCOME TAX
SITUATION OF SUCH HOLDER.  EACH HOLDER OF NOTES SHOULD CONSULT
SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO
SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF THE NOTES,
INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND
OTHER TAX LAWS, OR SUBSEQUENT VERSIONS THEREOF.

                                     -23-
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

                          SELLING SECURITYHOLDERS

	The Notes offered hereby were originally issued and sold on March 31, 1998 (the "Original Offering") by the Company in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the Company to be "accredited investors" (as defined in Rule 501(a) under Regulation D of the Securities Act) (the "Selling Securityholders"). The Notes and the Common Stock issuable upon conversion thereof may be offered and sold from time to time by the Selling Securityholders named herein pursuant to this Prospectus.

	The following table sets forth certain information as of July 1, 1998 with respect to the Selling Securityholders and the respective principal amounts of Notes beneficially owned by each Selling Securityholder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Securityholders. None of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below. Because the Selling Securityholders may offer all or some portion of the Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

                                                                   Number of Shares
                                              Principal            of Common Stock
                                           Amount of Notes      ------------------------
                                          Beneficially Owned    Beneficially   Offered
             Name (1)                     and Offered Hereby    Owned (1)(2)  Hereby (2)
-----------------------------------       ------------------    ------------  ----------
Boiler & Co.                                    $1,350,000        225,000      225,000
Cascade Capital Partners                        $1,000,000        166,666      166,666
Inverness Management                            $  100,000         16,666       16,666
Capitol Transamerica Corporation                $  400,000        216,666       66,666
Lawrence Partners, L.P.                         $  200,000         33,333       33,333
Lawrence Offshore Partners, LLC                 $  120,000         20,000       20,000
Value Realization Fund L.P.                     $   80,000         13,333       13,333
The Sheila Martin-Stone Family Trust            $  100,000         21,666       16,666
Preger Family Trust                             $  100,000         26,666       16,666
The Larson Family Revocable Trust, Trust A      $  100,000         29,666       16,666
The Larson Family Revocable Trust, Trust B      $  200,000         38,833       33,333
The Henderson Family Trust                      $   50,000          8,333        8,333
Margaret T. Richards                            $  100,000         36,666       16,666
The Humber Family Trust                         $   50,000         10,333        8,333

                                     -24-
PAGE

                                                                   Number of Shares
                                              Principal            of Common Stock
                                           Amount of Notes      ------------------------
                                          Beneficially Owned    Beneficially   Offered
             Name (1)                     and Offered Hereby    Owned (1)(2)  Hereby (2)
-----------------------------------       ------------------    ------------  ----------

The Humber Personal Residence Trust             $   50,000          8,333        8,333
Allen Ruby and Cynthia Ruby, Community Property $   50,000         13,333        8,333
Richard M. Kaplan and Susan L. Kaplan,
   Community Property                           $   50,000          8,333        8,333
Jose G. Bautista                                $  100,000         16,666       16,666
Douglas T. Federighi                            $  100,000         16,666       16,666
Warren Potash                                   $   50,000          8,858        8,333
                                                ----------        -------      -------
                        TOTAL                   $4,350,000        936,016      724,991
                                                ==========        =======      =======

(1)	Includes shares of Common Stock issuable upon conversion of
        the Notes.

(2)	Assumes a conversion price of $6.00 per share and a cash
        payment in lieu of any fractional share interest.

	Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of Common Stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances.
Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease.

                           PLAN OF DISTRIBUTION

	All or part of the Notes and the Common Stock issuable on conversion thereof (collectively, the "Securities") may be offered by the Selling Securityholders from time to time in transactions on any national securities exchange or interdealer quotation system on which the Securities may be listed or authorized for quotation at the time of sale, in the over-the-counter market, in transactions otherwise than on a national securities exchange, interdealer quotation system or over-the-counter market, in privately negotiated transactions, or a combination thereof, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the Securities may be sold or distributed may include, but are not limited to, the following: (1) ordinary brokerage transactions in which the broker solicits purchasers; (2) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (3) privately negotiated transactions; (4) a cross or block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(5) an exchange distribution in accordance with the rules of such exchange; (6) short sales or borrowings, returns and reborrowings of the Securities pursuant to stock loan agreements to settle short sales; (7) writing options or entering into derivative transactions through the use of puts and calls (e.g., a collar) with respect to the Securities; (8) delivery in connection with the issuance of securities by issuers, other than the Company, that are exchangeable for (whether optional or mandatory), or payable in, such Securities (whether such securities are listed or authorized for trading on a national securities exchange, interdealer quotation system or otherwise) or pursuant to which such Securities may be distributed; and (9) a combination of any such methods of sale or distribution. In effecting sales, brokers or dealers engaged by the Seller Securityholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Securityholders or from the purchasers in amounts to be negotiated. The Selling Securityholders may also sell the Securities in accordance with Rule 144 under the Securities Act.

                                     -25-
PAGE

	If Securities are sold in an underwritten offering, the Securities may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a Prospectus Supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Securities specified in such Prospectus Supplement if any such Securities are purchased.

	From time to time the Selling Securityholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Securities in connection therewith. From time to time Selling Securityholders may pledge Securities pursuant to the margin provisions of their respective customer agreements with their respective brokers or otherwise. Upon a default by a Selling Securityholder, the broker or pledgees may offer and sell Securities from time to time. This Prospectus also may be used by transferees, pledges or donees of the Selling Securityholders or by other persons acquiring the Securities, including brokers who borrow the Securities to settle short sales thereto, and who wish to offer and sell such Securities under circumstances requiring or making desirable its use.

	None of the proceeds from the sales of the Securities by the Selling Securityholders will be received by the Company. No underwriting commissions or discounts will be paid by the Company in connection with the offering of the Securities. However, pursuant to the Note Purchase Agreements the Company has agreed to bear all expenses in connection with the registration of the Securities being offered by the Selling Securityholders, including without limitation, Securities and Exchange Commission filing fees, expenses of compliance with state securities or "blue sky" laws, fees of counsel and independent public accountants for the Company, and reasonable out-of-pocket expenses (including legal fees, not to exceed $15,000, of one counsel for all Selling Securityholders). Additionally, in the Note Purchase Agreements the Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Securities being offered hereunder until March 31, 1999, and has agreed to indemnify the Selling Securityholders (and any person who controls any Selling Securityholder) against certain liabilities, including certain liabilities under the Securities Act.

	The Selling Securityholders and any broker-dealers who act in connection with the sale of Securities hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Securities as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

	No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

                                     -26-
PAGE

                               LEGAL MATTERS

	Tracy & Holland, L.L.P., 306 West Seventh Street, Suite 500, Fort Worth, Texas 76102, has rendered an opinion as to the legality of the Notes and Common Stock being registered hereby. Margaret E. Holland, whose professional corporation is a partner of Tracy & Holland, L.L.P., is also a director of the Company. Attorneys whose professional corporations are partners of Tracy & Holland, L.L.P. and employees of Tracy & Holland, L.L.P. in the aggregate own, or have been granted options covering, 28,300 shares of Common Stock.

                                  EXPERTS

	The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

	The financial statements of TexStar National Bank as of December 31, 1997 and 1996 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A (Amendment No. 1) filed May 19, 1998 have been so incorporated in reliance on the report of Burnside & Rishebarger, PLLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                     -27-
PAGE

===================================        =================================
===================================        =================================

No dealer, salesman or any
person has been authorized to
give any information or to
make any representations other
than those contained in this
Prospectus in connection with
the offer contained herein
and, if given or made, such
information or representations
must not be relied upon as                     SURETY CAPITAL CORPORATION
having been authorized by the
Company or the Selling
Securityholders.  This
Prospectus does not constitute
an offer to sell, solicitation
of an offer to sell, or
solicitation of an offer to
buy those shares to which it
related in any jurisdiction to
any person to whom it is not
lawful to make any such offer
or solicitation in such juris-
diction.  The delivery of this
Prospectus at any time does
not imply that the information
herein is correct as of any
time subsequent to the date                    ---------------------------
hereof.


        TABLE OF CONTENTS                      9% Convertible Subordinated
                                                     Notes due 2008
                         Page

AVAILABLE INFORMATION      2

INCORPORATION OF CERTAIN
 DOCUMENTS BY REFERENCE    2                          Common Stock
                                                     $0.01 par value
NOTE REGARDING FORWARD-
 LOOKING STATEMENTS        3

SUMMARY                    4                   ---------------------------

RISK FACTORS               9                            Prospectus

USE OF PROCEEDS           15                   ---------------------------

DESCRIPTION OF THE NOTES  15

DESCRIPTION OF CAPITAL
 STOCK                    20

CERTAIN UNITED STATES
 FEDERAL INCOME TAX
 CONSIDERATIONS           22                          __________, 1998

SELLING SECURITYHOLDERS   24

PLAN OF DISTRIBUTION      25

LEGAL MATTERS             27

EXPERTS                   27

===================================        =================================
===================================        =================================

PAGE

                                   PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution

	The various expenses to be paid by the Company in connection with the offering described in the Registration Statement are estimated as follows:

        Commission Registration Fee                       $  1,284
       	Printing and Electronic Filing Expenses 	           10,000
        Legal and Accounting Fees and Expenses              75,000
        Blue Sky Fees and Expenses                           5,000
        Miscellaneous                                       10,000
                                                          --------
                Total                                     $101,284
                                                          ========

ITEM 15.	Indemnification of Directors and Officers.

	Section 145 of the General Corporation Law of the State of Delaware (the "Act") empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity as directors and officers. The Act further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of the stockholders, or otherwise.

	The Certificate of Incorporation of the Company limits the liability of directors to the full extent permitted by Delaware law. The Certificate of Incorporation also provides that the Company will indemnify directors and officers to the full extent provided by Delaware law. Section 6.04 of the Company's Bylaws provides that the Company shall indemnify all persons to the full extent allowable by law who, by reason of the fact that they are or were a director of the Company, become a party or are threatened to be made a party to any indemnifiable action, suit or proceeding. The Company shall pay, in advance of the final disposition of any indemnifiable action, suit or proceeding under this bylaw, all reasonable expenses incurred by the director, upon receipt of an undertaking by or on behalf of the director to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company under law. The Company may indemnify persons other than directors, such as officers and employees, as permitted by law. The Company may purchase and maintain insurance on behalf of directors, officers and other persons against any liability asserted against him, whether or not the Company would have the power to indemnify such person against such liability, as permitted by law.

	Reference is made to the Note Purchase Agreements, the form of which is included herein as an exhibit to this Registration
Statement, for provisions regarding indemnification of the Company's officers, directors, controlling persons against liabilities, including liabilities under the Securities Act.

ITEM 16.	Exhibits

3.1	Certificate of Incorporation. (1)

3.2	Certificate of Amendment of Certificate of Incorporation, as
        filed with the Delaware Secretary of State on April 8, 1987. (2)

3.3	Certificate of Amendment to the Certificate of Incorporation,
        as filed with the Delaware Secretary of State on April 4, 1988. (3)


                                     II-1
PAGE

3.4	Certificate of Designations Establishing Series of Shares of
        Preferred Stock, as filed with the Delaware Secretary of State on April 4, 1988. (3)

3.5	Certification of Elimination of Series of Shares of Preferred
        Stock, as filed with the Delaware Secretary of State on January 31, 1992. (4)

3.6	Certificate of Amendment to the Certificate of Incorporation,
        as filed with Delaware Secretary of State on June 14, 1993. (5)

3.7	Form of Common Stock certificate (specimen). (5)

3.8	Restated Bylaws of the Company. (6)

4.1	Rights Agreement between Surety Capital Corporation and
        Securities Transfer Corporation as Rights Agent, dated as of June 17, 1997 (7); as amended by Amendment No. 1 to Rights Agreement of Surety Capital Corporation, dated as of March 10, 1998 (8).

4.2	Indenture dated as of March 31, 1998 between the Company and
        Harris Trust and Savings Bank, Chicago, Illinois, as trustee. (9)

4.3	Form of Notes (included in Exhibit 4.2). (9)

4.4	Form of Note Purchase Agreements dated March 31, 1998.*

5.1	Opinion of Tracy & Holland, L.L.P.*

10.1	Branch Purchase and Assumption Agreement by and between
        Surety Bank, National Association and Commercial Bank of
        Texas, National Association, dated July 13, 1998. (10)

23.1	Consent of Tracy & Holland, L.L.P. (contained in the Opinion filed as Exhibit 5.1 to this Registration Statement).*

23.2	Consent of PricewaterhouseCoopers LLP.**

23.3    Consent of Burnside & Rishebarger, PLLC.**

24.1	Power of Attorney (contained within Signature Page).*

25.1	Form T-1 Statement of Eligibility and Qualification of
        Trustee.*


	 *	Previously filed with initial Registration Statement.

	**	Filed herewith.

	(1)	Filed with Registration Statement No. 33-1983 on Form
                S-1 and incorporated by reference herein.

	(2)	Filed with the Company's Form 10-K dated October 31,
                1987 and incorporated by reference herein.

                                     II-2
PAGE

	(3)	Filed with the Company's Form 10-Q for the quarter
                ended April 30, 1988 and incorporated by reference herein.

	(4)	Filed with the Company's Form 10-K dated December 31,
                1991 and incorporated by reference herein.

	(5)	Filed with the Company's Form 10-K dated December 31,
                1993 and incorporated by reference herein.

	(6)	Filed with the Company's Form 10-K dated December 31,
                1994 and incorporated by reference herein.

	(7)	Filed with the Company's Form 8-K dated June 17, 1997
                and incorporated by reference herein.

	(8)	Filed with the Company's Form 10-K dated December 31,
                1997 and incorporated by reference herein.

	(9)	Filed with the Company's Form 10-Q for the quarter
                ended March 31, 1998 and incorporated by reference herein.

	(10)	Filed with the Company's Form 8-K dated July 13, 1998
                and incorporated by reference herein.

ITEM 17.	Undertakings

	(a)	The undersigned Registrant hereby undertakes that, for
purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section
15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(b)	The undersigned Registrant hereby undertakes:

		(1)	To file, during any period in which offers or sales
        are being made, a post-effective amendment to this Registration
        Statement:

                        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

			(ii)	To reflect in the prospectus any facts or
                events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                                     II-3
PAGE

			(iii)	To include any material information with
                respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information to the Registration Statement;

        provided, however, that paragraphs (i) and (ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

		(2)	That, for the purpose of determining any liability
        under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a
        post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	(c)	Insofar as indemnification for liabilities arising
under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hurst, Texas on November 30, 1998.

                                              SURETY CAPITAL CORPORATION



                                              By: /s/ Bobby W. Hackler
                                                  --------------------
                                                  Bobby W. Hackler,
                                                  Chairman of the Board,
                                                  Chief Executive Officer
                                                  and Chief Operating Officer


                                     II-4
PAGE

	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	SIGNATURE			TITLE			DATE


/s/ Bobby W. Hackler          Chairman of the Board, Chief    November 30, 1998
--------------------          Executive Officer, Chief
Bobby W. Hackler              Operating Officer and Director
                              (Principal Executive Officer)




/s/ B. J. Curley              Vice President, Secretary,      November 30, 1998
----------------              Chief Financial Officer
B. J. Curley                  and Director
                              (Principal Accounting Officer)




/s/ G. M. Heinzelmann, III    President and Director          November 30, 1998
--------------------------
G. M. Heinzelmann, III



 *                            Director                        November 30, 1998
-------------------
C. Jack Bean


 *                            Director                        November 30, 1998
-------------------
William B. Byrd


 *                            Director                        November 30, 1998
-------------------
Joseph S. Hardin

 *                            Director                        November 30, 1998
-------------------
Margaret E. Holland

 *                            Director                        November 30, 1998
-------------------
Michael L. Milam

 *                            Director                        November 30, 1998
-------------------
Garrett Morris

 *                            Director                        November 30, 1998
-------------------
Cullen W. Turner


* By: /s/ Bobby W. Hackler
      --------------------
	Bobby W. Hackler, as Attorney-in-Fact for
        each of the persons indicated

                                     II-5
PAGE

                              INDEX TO EXHIBITS


Exhibit
Number	          Exhibit
-------           -------
  23.2            Consent of PricewaterhouseCoopers LLP.

  23.3            Consent of Burnside & Rishebarger, PLLC.